UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Under The Securities Exchange Act of 1934)
(Amendment No. ____)

Federal Services Acquisition Corporation
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

313833165
(CUSIP Number)

Joel R. Jacks
Federal Securities Acquisition Corporation
900 Third Avenue, 33rd Floor
New York, New York 10022-4775
     (646) 403-9765
(Name, Address And Telephone Number Of
Person Authorized To Receive Notices And Communications)

     October 31, 2005
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

__________________

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures proved in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid or OMB control number.

SCHEDULE 13D

CUSIP No. 313833165
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joel R. Jacks - ###-##-####
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,732,500
	8	SHARED VOTING POWER 1,207,500
	9	SOLE DISPOSITIVE POWER 1,732,500
	10	SHARED DISPOSITIVE POWER 1,207,500
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,940,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14		TYPE OF REPORTING PERSON* IN

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SCHEDULE 13D
CUSIP No. 313833165
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter M. Schulte - ###-##-####
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,732,500
	8	SHARED VOTING POWER 1,207,500
	9	SOLE DISPOSITIVE POWER 1,732,500
	10	SHARED DISPOSITIVE POWER 1,207,500
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,940,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14		TYPE OF REPORTING PERSON* IN

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ITEM. 1.  SECURITY AND ISSUER

The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value of $.0001 per share (the "Common Stock"), of Federal Services Acquisition Corporation, a Delaware Corporation (the "Issuer"). The principal executive office of the Issuer is 900 Third Avenue, 33rd Floor, New York, New York 10022-4775.

ITEM. 2.  IDENTITY AND BACKGROUND

This Statement is being filed by Joel R. Jacks ("Mr. Jacks") and Peter M. Schulte ("Mr. Schulte"). The business address of Messrs. Jacks and Schulte is 900 Third Avenue, 33rd Floor, New York, New York 10022-4775. Mr. Jacks is the Chairman of the Board of Directors and Chief Executive Officer of the Issuer since its inception. Mr. Schulte is the President and Secretary of the Issuer since its inception. Messrs. Jacks and Schulte both are managing members of FSAC Partners, LLC, a Delaware corporation, since it inception.

During the past five years, neither Mr. Jacks nor Mr. Schulte has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, neither Mr. Jacks nor Mr. Schulte has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of Messrs. Jacks and Schulte is a citizen of the United States.

ITEM. 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 20, 2005, in connection with the Issuer's formation, each of Messrs. Jacks and Schulte purchased 50 shares of Common Stock, par value $.0001 per share, at a purchase price of $1.00 per share or an aggregate of $100. On April 27, 2005, Messrs. Jacks and Schulte purchased each from their own respective funds 1,732,500 additional shares of Common Stock. On April 27, 2005, FSAC Partners, LLC purchased from its own fund 1,207,500 shares of Common Stock (collectively with the shares of Common Stock beneficially owned by Messrs. Jacks and Schulte, the "Shares").

ITEM. 4.  PURPOSE OF TRANSACTION.

Messrs. Jacks and Schulte acquired the Shares for investment purposes.

At the date of this Statement, neither Mr. Jacks nor Mr. Schulte, except as set forth in this Statement, and consistent with Mr. Jacks' position as Chairman of the Board of Directors and Chief Executive Officer of the Issuer and with Mr. Schulte's position as President and Secretary of the Issuer, has any plans or proposals which would result in:

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(a)  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer;

(c)  A sale or transfer of a material amount of assets of the Issuer;

(d)  Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Board of Directors or to fill any existing vacancies on the Board of Directors;

(e)  Any material change in the present capitalization or dividend policy of the Issuer;

(f)  Any other material change in the Issuer's business or corporate structure;

(g)  Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by an person;

(h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those actions enumerated above.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

Mr. Jacks beneficially owns 1,732,500 shares of Common Stock over which Mr. Jacks has sole voting and dispositive power. Mr. Schulte beneficially owns 1,732,500 shares of Common Stock over which Mr. Schulte has sole voting and dispositive power. Messrs. Jacks and Schulte have shared voting and dispositive power over the 1,207,500 shares of Common Stock held by FSAC Partners, LLC. Messrs. Jacks and Schulte beneficially each own 11.2% of the Issuer's outstanding shares of Common Stock (based upon 5,250,000 shares of Common Stock outstanding).

No transactions in the Issuer's securities by Messrs. Jacks and Schulte have been effected in the past 60 days.

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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                 RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Reference is made to the disclosure set forth in Items 3, 4 and 5 of this Statement, which disclosure is incorporated herein by reference.

Pursuant to Warrant Purchase Letters, dated October 19, 2005, Messrs. Jacks and Schulte, together with Dr. Edward H. Bersoff ("Mr. Bersoff") and FSAC Partners, LLC, have agreed with CRT Capital Group LLC (the "Underwriter") that after the Issuer's initial public offering is completed and within the first 40 trading day period beginning 60 days after the end of the "restricted period" under Regulation M, they collectively will spend up to $2,000,000 to purchase warrants in the public marketplace at prices not to exceed $0.65 per warrant. Each warrant entitles the holder to purchase one share of Common Stock at a price of $5.00 (the "Warrant"). Messrs. Jacks and Schulte, together with Mr. Bersoff and FSAC Partners, LLC, have further agreed that any warrants purchased by them or their affiliates or designees will not be sold or transferred until the completion of a business combination with a target business in the federal services and defense industries.

Pursuant to Insider Letters, dated October 19, 2005, between the Issuer and each of Messrs. Jacks and Schulte, respectively, when the Issuer seeks stockholder approval of the transactions contemplated by the Underwriting Agreement, dated October 19, 2005, by and between the Issuer and the Underwriter, Messrs. Jacks and Schulte have agreed to vote all their Shares and any other shares of the Issuer's Common Stock (whenever acquired) on such proposal in accordance with the majority of the votes cast by the holders of the shares of Common Stock issued in the Issuer's initial public offering.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1.  Insider Letter, dated as of October 19, 2005, by and between the Issuer and Joel R. Jacks (incorporated by reference from Exhibit 10.1 of the Issuer's Registration Statement on Form S-1).

2.  Insider Letter Agreement, dated as of October 19, 2005, by and between the Issuer and Peter M. Schulte (incorporated by reference from Exhibit 10.2 of the Issuer's Registration Statement on Form S-1, dated July 29, 2005 and filed with the SEC on July 29, 2005).

3. Form of Warrant Purchase Agreement among CRT Capital Group LLC and one or more of the Initial Stockholders (incorporated by reference from Exhibit 10.15 of the Issuer's Registration Statement on Form S-1).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Joel R. Jacks
Joel R. Jacks

Chairman and Chief Executive Officer

By:	/s/ Peter M. Schulte
Peter M. Schulte

President and Secretary

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